

REYNOLDS + ROWELLA
ACCOUNTING AND CONSULTING

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of
MFR Securities, Inc.

We have reviewed management's statements, included in the accompanying MFR Securities, Inc. Exemption Report, in which (1) MFR Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which MFR Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) MFR Securities, Inc. stated that MFR Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. MFR Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MFR Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Reynolds + Rowella, LLP

Reynolds + Rowella, LLP

New Canaan, CT

February 25, 2019

90 Grove Street | Ridgefield, CT 06877 | 203 438 0161 f 203 431 3570
51 Locust Avenue | New Canaan, CT 06840 | 203 972 5191
reynoldsrowella.com



MFR Securities, Inc.
FINRA, SIPC Member
630 Third Avenue, Suite 1203 New York, NY 10017

Tel. 212.416.5000
Fax. 212.385.1860

MFR Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(ii);

(2) The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

MFR Securities, Inc.

I, George Ramirez, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.



By: _____

Title: Chief Executive Officer

February 25, 2019